ZACCO HOLDINGS

September 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zacco Holdings (f/k/a OpSec Holdings)

Request to Withdraw Registration Statement on Form F-4

Filed on December 19, 2023

File No. 333-275706

Ladies and Gentlemen:

Pursuant to Rule 477 under the U.S. Securities Act of 1933, as amended, Zacco Holdings (f/k/a OpSec Holdings) hereby requests that, effective as of the date of this application, the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form F-4 (File No. 333-275706), together with all amendments and exhibits thereto. The registration statement was originally filed on November 22, 2023, and has never been declared effective.

The Company submits this request for withdrawal following the termination by Investcorp Europe Acquisition Corp I of the business combination agreement dated April 25, 2023, by and between the Company, IVC Europe and the other parties thereto, in accordance with the terms thereof.

The Company confirms that no securities have been or will be issued or sold pursuant to the registration statement. Based on the foregoing, the Company submits that the withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the registration statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel Proskauer Rose LLP, by calling Simon Wood at (212) 969-4333 or emailing at swood@proskauer.com.

Very truly yours,

/s/ Craig Sinfield-Hain

Craig Sinfield-Hain

Director

cc:	Simon Wood (Proskauer Rose LLP)

Peter Castellon (Proskauer Rose LLP)